FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2019

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation for the three quarters of 2019 of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 17, 2019.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON POWER GENERATION
FOR THE THREE QUARTERS OF 2019

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the third quarter of 2019, the Company’s total power generation by power plants within China on consolidated basis amounted to 106.812 billion kWh, representing a decrease of 8.31% over the same period last year. Total electricity sold by the Company amounted to 102.957 billion kWh, representing a decrease of 5.99% over the same period last year. In the first three quarters of 2019, the Company’s total power generation by the power plants within China on consolidated basis amounted to 302.187 billion kWh, representing a decrease of 7.52% over the same period last year. Total electricity sold by the Company amounted to 287.989 billion kWh, representing a decrease of 6.44% over the same period last year. For the first three quarters of 2019, the Company’s average on- grid electricity settlement price for its power plants within China amounted to RMB417.69 per MWh, representing an increase of 0.14% over the same period last year. For the first three quarters of 2019, the Company’s market based electricity sold amounted to 146.471 billion kwh, with a ratio of 51.23% comparing to the corresponding total electricity sold, representing an increase of 10.87 percentage points over the same period last year.

The decrease in the Company’s power generation was mainly attributable to the following factors:

1.	For the first three quarters of the year, the growth rate of the electricity consumption nation- wide showed a significant decline compared to the same period last year;

2.	Hydro-power, wind-power and nuclear power generation had increased substantially, crowding out the space for growth in thermal power generation;

3.
The power generation experienced a large negative growth in areas like Guangdong, Henan, Shandong, Zhejiang and other regions, due to factors including decline in the demand for power, limitations on coal consumptions, and the significant increase in power supply from external source.

The power generations (in billion kWh) of the Company, by regions, are listed below:

Region	Power Generation				Electricity Sold
	July to September 2019	Change	January to September 2019	Change	July to September 2019	Change	January to September 2019	Change
Heilongjiang Province	3.612	29.42%	10.331	6.28%	3.362	29.50%	9.578	5.27%
Coal-fired	3.379	31.37%	9.395	4.87%	3.145	32.18%	8.675	3.91%
Wind-power	0.200	6.06%	0.831	16.11%	0.186	-0.15%	0.801	13.69%
PV	0.033	5.43%	0.105	123.38%	0.031	1.00%	0.103	121.02%
Jilin Province	2.988	14.84%	7.963	3.54%	2.816	14.34%	7.507	3.05%
Coal-fired	2.750	18.44%	6.964	3.56%	2.591	18.07%	6.547	3.01%
Wind-power	0.149	-22.04%	0.739	4.12%	0.143	-22.66%	0.718	4.00%
Hydro-power	0.015	-52.53%	0.042	-43.92%	0.014	-52.46%	0.041	-43.68%
PV	0.015	19.13%	0.048	83.66%	0.015	16.21%	0.047	87.43%
Biomass power	0.059	33.88%	0.170	9.29%	0.053	31.24%	0.153	8.78%
Liaoning Province	5.553	-5.99%	14.308	-6.04%	5.187	-6.13%	13.328	-6.00%
Coal-fired	5.442	-6.19%	13.888	-6.20%	5.077	-6.34%	12.913	-6.17%
Wind-power	0.059	1.04%	0.267	-0.10%	0.058	1.34%	0.265	-0.27%
Hydro-power	0.013	9.68%	0.027	-22.25%	0.013	8.78%	0.027	-22.28%
PV	0.040	10.39%	0.126	6.22%	0.039	8.15%	0.124	5.09%
Inner Mongolia	0.038	-18.19%	0.152	-13.01%	0.038	-18.76%	0.150	-12.97%
Wind-power	0.038	-18.19%	0.152	-13.01%	0.038	-18.76%	0.150	-12.97%
Hebei Province	3.201	-9.47%	9.886	-0.89%	2.983	-9.83%	9.253	-1.13%
Coal-fired	3.159	-9.35%	9.712	-0.37%	2.942	-9.73%	9.083	-0.63%
Wind-power	0.028	-24.39%	0.132	-26.84%	0.027	-22.94%	0.129	-26.33%
PV	0.014	-4.79%	0.042	-6.19%	0.014	-1.54%	0.041	-4.96%
Gansu Province	2.127	-6.95%	7.935	-9.72%	2.013	-7.06%	7.530	-9.76%
Coal-fired	1.621	-6.73%	6.414	-11.66%	1.520	-6.54%	6.045	-11.84%
Wind-power	0.506	-7.65%	1.521	-0.49%	0.493	-8.64%	1.484	-0.15%
Ningxia	0.008	11.01%	0.019	7.10%	0.008	5.75%	0.019	6.82%
PV	0.008	11.01%	0.019	7.10%	0.008	5.75%	0.019	6.82%
Beijing	2.479	8.95%	6.161	-1.17%	2.404	10.77%	5.883	-1.04%
Coal-fired	0.00	-100.00%	0.656	-12.29%	0.00	-100.00%	0.581	-11.99%
Combined Cycle	2.479	26.20%	5.505	0.34%	2.404	27.09%	5.302	0.33%
Tianjin	1.592	-22.26%	4.794	-15.04%	1.495	-22.20%	4.502	-14.89%
Coal-fired	1.300	-23.28%	3.746	-18.08%	1.211	-23.33%	3.485	-18.01%
Combined Cycle	0.291	-17.13%	1.046	-2.01%	0.283	-17.08%	1.014	-2.10%
PV	0.001	-17.83%	0.003	26.99%	0.001	5.52%	0.003	5.38%

Region	Power Generation				Electricity Sold
	July to September 2019	Change	January to September 2019	Change	July to September 2019	Change	January to September 2019	Change
Shanxi Province	2.612	-4.40%	7.836	4.12%	2.412	-4.87%	7.289	3.86%
Coal-fired	2.585	-4.69%	6.571	4.17%	2.390	-4.95%	6.062	3.92%
Combined Cycle	0.00	0.00%	1.196	3.01%	0.00	0.00%	1.164	3.20%
PV	0.027	35.22%	0.069	21.12%	0.021	6.04%	0.063	10.90%
Shandong Province	20.970	-24.42%	63.683	-12.42%	20.742	-19.86%	61.076	-10.06%
Coal-fired	20.747	-24.51%	62.786	-12.50%	20.528	-19.91%	60.204	-10.14%
Wind-power	0.111	-28.02%	0.565	-13.94%	0.104	-28.54%	0.545	-10.97%
PV	0.111	2.18%	0.331	9.88%	0.110	4.36%	0.328	10.53%
Henan Province	6.249	-22.84%	17.044	-18.03%	5.897	-22.69%	16.049	-18.08%
Coal-fired	5.936	-17.79%	16.297	-15.81%	5.595	-17.34%	15.327	-15.72%
Combined Cycle	0.216	-74.69%	0.402	-70.23%	0.211	-74.78%	0.392	-70.32%
Wind-power	0.090	427.16%	0.325	416.06%	0.085	405.32%	0.310	394.99%
PV	0.007	-0.63%	0.020	-1.36%	0.007	6.06%	0.019	-0.07%
Jiangsu Province	10.818	-8.82%	30.170	-6.85%	10.217	-9.02%	28.558	-6.99%
Coal-fired	8.702	-8.72%	25.229	-3.75%	8.168	-10.47%	23.747	-4.36%
Combined Cycle	1.699	-6.48%	3.696	-22.57%	1.664	3.57%	3.624	-19.62%
Wind-power	0.381	-20.57%	1.152	-13.77%	0.356	-23.38%	1.102	-15.13%
PV	0.036	5.32%	0.093	34.67%	0.029	-17.35%	0.085	25.18%
Shanghai	4.486	-7.29%	13.314	-10.28%	4.232	-7.27%	12.589	-10.31%
Coal-fired	3.741	-8.15%	11.487	-13.48%	3.506	-8.13%	10.806	-13.61%
Combined Cycle	0.745	-2.69%	1.828	16.93%	0.727	-2.86%	1.783	16.73%
Chongqing	2.387	-25.28%	7.589	-1.58%	2.229	-25.03%	7.075	-1.00%
Coal-fired	1.657	-32.56%	6.171	-6.27%	1.518	-32.79%	5.692	-5.95%
Combined Cycle	0.673	-7.42%	1.247	11.64%	0.656	-7.53%	1.216	11.62%
Wind-power	0.057	466.75%	0.171	1613.18%	0.055	927.07%	0.167	3012.78%
Zhejiang Province	6.847	1.57%	18.880	-12.34%	6.560	1.80%	18.111	-12.40%
Coal-fired	6.595	-0.06%	18.416	-12.46%	6.314	0.14%	17.657	-12.52%
Combined Cycle	0.232	90.28%	0.415	-8.13%	0.227	90.05%	0.406	-8.36%
PV	0.020	-0.54%	0.049	-0.95%	0.020	-1.47%	0.048	-2.30%
Hubei Province	5.784	18.00%	15.493	19.49%	5.426	18.75%	14.568	20.36%
Coal-fired	5.599	19.79%	14.909	20.34%	5.245	19.98%	13.996	20.73%
Wind-power	0.128	19.88%	0.410	36.96%	0.126	55.52%	0.402	67.37%
Hydro-power	0.050	-56.44%	0.157	-39.66%	0.047	-56.85%	0.152	-39.99%
PV	0.008	8.78%	0.018	-2.67%	0.008	13.89%	0.017	-1.34%

Region	Power Generation				Electricity Sold
	July to September 2019	Change	January to September 2019	Change	July to September 2019	Change	January to September 2019	Change
Hunan Province	3.295	3.61%	8.265	-5.06%	3.084	3.89%	7.736	-5.19%
Coal-fired	3.125	4.51%	7.521	-6.31%	2.917	4.87%	7.003	-6.51%
Wind-power	0.089	-4.58%	0.414	-1.14%	0.088	-4.47%	0.410	-1.07%
Hydro-power	0.071	-16.87%	0.309	32.46%	0.070	-17.33%	0.303	32.87%
PV	0.010	-11.45%	0.021	-22.21%	0.010	-11.06%	0.021	-22.26%
Jiangxi Province	6.019	1.04%	15.281	-4.49%	5.750	1.12%	14.614	-4.45%
Coal-fired	5.881	0.12%	14.853	-5.57%	5.614	0.12%	14.194	-5.57%
Wind-power	0.138	66.07%	0.428	58.43%	0.135	72.54%	0.420	59.79%
Anhui Province	1.554	-10.82%	4.553	0.10%	1.470	-11.32%	4.331	-0.08%
Coal-fired	1.443	-12.22%	4.252	-0.30%	1.361	-12.85%	4.033	-0.62%
Wind-power	0.078	9.48%	0.220	5.37%	0.077	9.71%	0.218	8.03%
Hydro-power	0.033	21.04%	0.080	7.18%	0.033	23.29%	0.080	7.61%
Fujian Province	3.447	-9.74%	7.922	-19.01%	4.526	25.89%	9.398	1.83%
Coal-fired*	3.443	-9.75%	7.913	-19.02%	4.522	25.91%	9.389	1.84%
PV	0.004	0.50%	0.009	-10.18%	0.004	1.94%	0.009	-11.81%
Guangdong Province	6.253	-0.85%	16.886	-17.18%	5.961	-0.35%	16.138	-17.16%
Coal-fired	6.246	-0.85%	16.870	-17.19%	5.955	-0.36%	16.122	-17.17%
PV	0.007	13.89%	0.016	-5.54%	0.007	10.11%	0.016	-6.28%
Guangxi	0.104	9.35%	0.272	2.86%	0.098	8.54%	0.256	1.35%
Combined Cycle	0.072	-24.47%	0.192	-27.26%	0.068	-25.24%	0.183	-27.85%
Wind-power	0.032	–	0.080	–	0.031	–	0.074	–
Yunnan Province	0.898	1.93%	2.893	-16.24%	0.820	-2.04%	2.661	-17.19%
Coal-fired	0.807	-0.59%	2.395	-22.14%	0.732	-5.12%	2.178	-23.48%
Wind-power	0.062	-9.55%	0.461	22.18%	0.060	-8.69%	0.447	21.89%
Hydro-power	0.029	–	0.037	–	0.028	–	0.036	–
Guizhou Province	0.025	-24.05%	0.168	17.14%	0.025	-4.31%	0.165	22.10%
Wind-power	0.025	-24.05%	0.168	17.14%	0.025	-4.31%	0.165	22.10%
Hainan Province	3.464	21.09%	10.389	9.10%	3.202	20.88%	9.625	8.75%
Coal-fired	3.298	22.33%	10.049	9.19%	3.039	22.29%	9.292	8.87%
Combined Cycle	0.079	–	0.099	332.39%	0.076	–	0.096	328.04%
Wind-power	0.014	9.63%	0.060	0.74%	0.014	8.52%	0.059	1.43%
Hydro-power	0.044	-67.39%	0.099	-49.72%	0.043	-67.49%	0.097	-49.99%
PV	0.030	65.52%	0.081	97.87%	0.029	64.15%	0.080	98.70%
Total	106.812	-8.31%	302.187	-7.52%	102.957	-5.99%	287.989	-6.44%

*
According to the requirements of relevant policies, as Huaneng Fujian Luoyuan Power Plant (which is owned by the Company) acts as an emergency backup power source, the scope of statistics has not included its internal coal-fired installed capacity nor its volume of power generation. Since that power plant began to generate power revenue from the first quarter of 2019, the Company’s thermal power sales in Fujian Province was greater than the power generation.

For the third quarter of 2019, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.5% in Singapore, representing a decrease of 0.1 percentage point compared to the same period last year. In the first three quarters of 2019, the accumulated power generation accounted for a market share of 20.5%, representing a decrease of 0.3 percentage point compared to the same period last year. The main reason for the decline in market share was due to the optimal adjustment of the competition strategy of Tuas Power in Singapore energy market.

The Company’s wholly-owned Huaneng Liaoning Yingkou Cogeneration Wind Farm with a total capacity of 12.5 MW, part of Huaneng Henan Mianchi Wind Farm Project (in which the Company has 60% interest) with a total capacity of 6 MW and part of Huaneng Henan Zhenyao Wind Farm (in which the Company has 96.52% interest) with a total capacity of 14 MW were put into operation in the third quarter.

Meanwhile, the installed capacity of certain power plants invested by the Company changed in the third quarter of 2019.

Based on the above, as of 30 September 2019, the Company had a controlled installed capacity of 106,169 MW and an equity-based installed capacity of 93,766 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Shu Yinbiao (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
17 October 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     October 17, 2019